Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED MARCH 15, 2024

TO THE PROSPECTUS DATED SEPTEMBER 28, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated September 28, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of April 1, 2024;
•
to disclose the calculation of our February 29, 2024 NAV per share for all share classes; and
•
to provide an update on the status of our current public offering (the “Offering”).

April 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2024 (and repurchases as of March 29, 2024) is as follows:

Transaction Price (per share)
Class T	$25.0134
Class S	$25.0134
Class D	$25.0134
Class I	$25.0134

As of February 29, 2024, we had not sold any Class T, Class S or Class D shares. Until we sell shares of Class T, Class S and Class D common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of February 29, 2024. We will separately compute the NAV per share of each one of these new classes once we have shares of that class outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

February 29, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since February 29, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for February 29, 2024 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of February 29, 2024 (dollars and shares/units in thousands):

Components of NAV	As of February 29, 2024
Investments in real estate	$366,360
Cash and cash equivalents	6,225
Restricted cash	286
Other assets	16,506
Debt	(237,970)
Other liabilities	(5,570)
Net asset value	$145,837
Total shares/units outstanding	5,844

The following table sets forth our NAV and NAV per share/unit by class as of February 29, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$2,816	$143,021	$145,837
Number of outstanding shares/units	113	5,731	5,844
NAV per share/unit as of February 29, 2024	$25.0134	$24.9546

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the February 29, 2024 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.51%	6.33%
Education	8.50%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Education
Discount rate (weighted average)	0.25% decrease	1.69%	1.83%
	0.25% increase	(1.84)%	(1.83)%
Exit capitalization rate (weighted average)	0.25% decrease	2.26%	2.06%
	0.25% increase	(2.13)%	(2.06)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of January 31, 2024 (dollars and shares/units in thousands):

Components of NAV	As of January 31, 2024
Investments in real estate	$365,840
Cash and cash equivalents	6,483
Restricted cash	277
Other assets	15,473
Debt	(237,913)
Other liabilities	(5,461)
Net asset value	$144,699
Total shares/units outstanding	5,855

The following table sets forth our NAV and NAV per share/unit by class as of January 31, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$2,740	$141,959	$144,699
Number of outstanding shares/units	111	5,744	5,855
NAV per share/unit as of January 31, 2024	$24.7801	$24.7122

Status of our Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 103,662 shares of our Class I common stock (no Class T, Class S or Class D shares were issued or sold as of such date) in the primary offering for total proceeds of $2.6 million and (ii) 2 shares of our Class I common stock pursuant to our distribution reinvestment plan for a total value of $42. We intend to continue selling shares in the Offering on a monthly basis.